July 21, 2009
VIA EDGAR
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Pregis Holding II Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 27, 2009 File No. 333-130353-04
Dear Mr. O’Brien:
This letter sets forth the response of Pregis Holding II Corporation (the “Company”) to the comment letter dated July 7, 2009 of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008. In order to ease your review, we have repeated each comment in its entirety in bold text in the original numbered sequence.
Form 10-K for Fiscal Year Ended December 31, 2008
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
1.	In future annual and quarterly filings, please substantially expand your discussion and analysis of your results of operations to address the following:
•	In your discussion of the results of operations and review of business segments, please quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. For example, quantify the impact of price increases and analyze and describe the impact of changes in volumes sold for your products. Quantify the impacts from higher resin prices and cost reduction and productivity initiatives.
     Response:
We note that in our Form 10-K on page 23, and in our Form 10-Q for the quarter ended March 31, 2009 on page 23, we have shown for consolidated sales the percentage of the increase or decrease related to price/mix, volume, currency translation and acquisitions, and we intend to continue this practice. In future filings, where two or more factors contribute to a material change identified in our Management’s Discussion and Analysis

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July 21, 2009

of Financial Condition and Results of Operations, in addition to the percentages already disclosed we will quantify each factor if feasible for us to do so. However, our ability to provide specific dollar amounts for material changes related to a number of changes in our performance is limited by our information systems. For example, in the area of pricing vs. mix, we are able to identify these as sources of change, but are not necessarily able to separate the two for separate disclosure. In such instances, we do not believe it is necessary for investors to have precise amounts for these factors in evaluating our financial condition and results of operations.
•	Please provide expanded analysis of fluctuations in resin prices and your related selling price increases. Quantify the impact to your sales and cost of goods sold, as well as the impact to gross profit from the increases in raw material costs exceeding the amount passed on to customers. Discuss significant factors influencing these items, any restrictions or limitations on selling price increases, and any trends or factors expected to impact future operations.
     Response:
In future filings we will provide expanded analysis and discussion of fluctuations in resin prices and our related selling price increases to the extent information is available.
•	The discussion of results of operations discusses intermediate effects of certain trends and events on your operations without discussing the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example, please provide expanded discussion and analysis of the underlying reasons for reductions in volume for certain products and volume growth in films and surgical procedure packs.
     Response:
In reference to the request for expanded discussion and analysis of the underlying reasons for reductions in volume for certain products and volume growth in films and surgical procedure packs, on page 28 of our 2008 Form 10-K under Review of Business Segments, we discuss that flexible and rigid packaging products serve consumer food, non-food and foodservice markets which, to-date, have demonstrated less sensitivity to the economic weakness than the industrial sector, and that the medical supplies and packaging products serve hospitals, which also are more insulated from the economic weakness. This discussion of flexible and rigid packaging products was meant to explain the volume growth in films and surgical procedure packs. We will provide more clear linkage between “films” and “surgical procedure packs” and the flexible and rigid packaging products in future filings.
In addition to the above, we will provide expanded discussion and analysis of the underlying reasons for reductions in volume for certain products where practical.

Terence O’Brien
July 21, 2009

•	In the discussion of your results of operations in the Form 10-Q for the period ending March 31, 2009, you attribute fluctuations such as the decline in net sales to “the recessionary economic environment” and “continued economic weakness in both (segment’s) markets.” Please provide an analysis explaining how the recent economic events have specifically impacted your business. Include detailed information on your operations, your customers, recent order activity, expected trends, and other detailed information.
     Response:
In future filings we will provide an analysis explaining how recent economic events have specifically impacted our business as requested.
•	Note this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification and analysis throughout your discussion. Refer to Item 303(A)(3) of Regulation S-X, Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350 for guidance.
     Response:
The Company will include expanded MD&A disclosures in future quarterly and annual filings.
     Liquidity and Capital Resources, page 30
2.	In future filings please provide a more robust liquidity discussion of the material changes in your operating accounts. Specifically, please discuss and quantify key drivers contributing to material increases or decreases in working capital. Please also address whether management expects higher costs of raw materials to have a negative impact on liquidity in future periods. Furthermore, given that you have cash obligations related to your public debt, in future filings please discuss material changes in your accounts receivable turnover or days sales outstanding and the implications to your liquidity (ability to satisfy your debt obligations, fund capital expenditures and operations). Refer to Sections 501.03 and 04 of the Financial Reporting Codification for guidance.
     Response:
The Company will include expanded liquidity disclosures in future quarterly and annual filings.
     Senior Secured Credit Facilities, page 32
3.	Please disclose here or elsewhere in the filing the specific terms of the financial covenants on your senior secured credit facilities, as well as any other material

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July 21, 2009

debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.0 of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
     Response:
The Company will include additional disclosures in future quarterly and annual filings, including material debt covenants and terms of financial covenants, and will disclose the required ratios as well as the actual ratios as of each reporting date. In preparing these additional disclosures, the Company will reference the guidance in Sections I.D and IV.0 of the SEC Interpretive release No. 33-8350 and Question 10 of FAQ Regarding the Use of Non-GAAP Financial Measures.
Covenant Ratios Contained in the Senior Secured Floating Rate Notes and Senior Subordinated Notes, page 36
4.	We note the covenant requirement for your fixed charge coverage ratio is a minimum of 2.0x. We further note that your actual fixed charge coverage ratio for the year ended December 31, 2008 was 2.2x, down from 2.7x for the year ended December 31, 2007. Please revise future filings to discuss the narrowing of the headroom between the minimum and actual fixed charge coverage ratio. Refer to Section 501.03 of the Financial Reporting Codification.
     Response:
The Company will include additional discussion in future quarterly and annual filings regarding the headroom between the minimum and actual fixed charge coverage ratio.
     Summary of Critical Accounting Policies, page 38
Goodwill and Other Indefinite Lived Intangible Assets, page 39
5.	You recognized a $19.1 million impairment charge for goodwill, which had a material impact to loss before income taxes for 2008. Goodwill represented 17% of total assets as of December 31, 2008. Given that goodwill is material to your balance sheet, in future filings please expand the discussion of your policy for testing goodwill for impairment to describe the assumptions used, including a sensitivity analysis of significant assumptions and a discussion as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on your debt instruments or covenant

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July 21, 2009

compliance. For example, the discussion should quantify the projected cash flows used in your analysis and the growth rate used in projecting cash flows. Refer to Sections 216 and 501.14 of the Financial Reporting Codification for guidance and Release No. 33- 8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
     Response:
In future filings, the Company will include expanded discussion of its policy for testing goodwill for impairment to describe the assumptions used, including a sensitivity analysis of significant assumptions and a discussion as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on our debt instruments or covenant compliance. The Company will refer to the guidance in Sections 216 and 501.14 of the Financial Reporting Codification and Release No. 33-8350 when assessing the adequacy of such disclosures.
6.	It appears you last tested goodwill for impairment in connection with your annual impairment testing on October 1, 2008. Please explain how you considered the guidance in paragraph 28 of SFAS 142 in considering the need for interim impairment testing. Specifically address how you considered the significant adverse change in the business climate since October 1.
     Response:
The Company considered the guidance in paragraph 28 of SFAS 142 related to goodwill impairment testing between annual tests. The Company specifically considered if events occurred or circumstances changed that would more likely than not reduce the fair value of operating units below their carrying amount.
In performing our annual impairment testing for 2008, performed as of October 1, the Company considered the current economic environment, including significant declines in near term future sales. Although fourth quarter of 2008 and the first quarter of 2009 experienced significant declines in sales due to the adverse changes in the global economic environment, the declines experienced were consistent with the forecasts used for our annual impairment assessment as of October 1, 2008. The Company did not note any new developments during the period October 1, 2008 through March 31, 2009 that would have a material impact on our valuations of the reporting units as of December 31, 2008 or March 31, 2009 that would require an interim impairment assessment.
7.	On page 40 and in Note 6, you state you used valuation experts to estimate the fair values of the reporting unit’s assets and liabilities. If disclosure in future filings attributes fair value figures to a third party expert, please name such experts. We remind you that if you refer to experts in a filing under the

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July 21, 2009

Securities Act, you must name such experts and include their consent Refer to Section 436(b) of Regulation C.
      Response:
The Company will name third party experts if disclosure in future filings attributes fair value figures to such third party expert.
      Note 18 – Segment and Geographic Information, page 72
8.	We note that in the fourth quarter of 2008 you began reporting the operations of your flexible packaging, hospital supplies and rigid packaging businesses as one reportable segment, specialty packaging. Please confirm to us that each of your operating segments aggregated in the specialty packaging segment satisfied the quantitative threshold set forth in paragraph 18 of SFAS 131. We further note that you made changes in the information provided to your chief operating decision maker (CODM). Please explain to us the specific modifications made to the internal reports submitted to the CODM, including whether your CODM receives disaggregated financial information for flexible packaging, hospital supplies and rigid packaging businesses.
     Response:
As noted by the Staff, through the third quarter of 2008 the Company classified its operations into four reportable segments known as Protective Packaging, Flexible Packaging, Hospital Supplies and Rigid Packaging. In the fourth quarter of 2008, the Company began to classify its operations into two reportable segments known as Protective Packaging and Specialty Packaging.
For the reasons discussed in the segment disclosure on page 72 of the Company’s 2008 Form 10-K the Company believes that, effective with the fourth quarter of 2008, the Specialty Packaging segment as reported (which combined the former flexible packaging, hospital supplies and rigid packaging operating segments) is one operating segment under the definition contained in SFAS 131 paragraph 10. Effective with the fourth quarter of 2008, the Company believes that the flexible packaging, hospital supplies and rigid packaging segments, as previously reported, no longer meet the definition of individual operating segments.
Beginning with the fourth quarter of 2008, the individual operating results of the flexible packaging, hospital supplies and rigid packaging operations are no longer regularly reviewed by the Company’s chief operating decision maker (CODM). Further, the managers of the flexible packaging, hospital supplies and rigid packaging businesses no longer report to and are not directly accountable to the CODM and do not maintain regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. Rather, there is one executive responsible for the management of the operations of the Specialty Packaging business as an integrated unit. This

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July 21, 2009

executive reports directly to the CODM and is responsible for executing the growth strategy of the Specialty Packaging business, including acquisition/divestiture, restructuring, and capital investment decisions, and provides integrated specialty packaging information to the CODM.
As a result, the Company belives the Specialty Packaging segment as presented in the 2008 Form 10-K represents one operating segment under SFAS 131 paragraph 10 and therefore the quantitative thresholds in SFAS 131 paragraph 18 would apply to the Specialty Packaging Segment as a whole.
Consistent with the Company’s change in operating structure, effective in the fourth quarter of 2008 the Company began preparing our internal financial information as a summarized Specialty Packaging segment, which serves as the basis for the CODM’s review of operating results and resource allocation for the segment as a whole. The CODM receives monthly financials at the Specialty Packaging segment level, along with other select supplemental operating performance metrics and sales and gross margin measures for select product lines. This supplemental information is provided to enable the CODM to understand the drivers of performance of the segment as a whole. We do not belive the select supplemental operating performance metrics and select product line data provides sufficient detail to allow the CODM to manage the performance of the various components.
     Note 20 – Commitments and Contingencies, page 75
9.	Please tell us and revise your discussion of legal matters and environmental matters in future filings to clarify whether you believe it is reasonably possible that a loss exceeding amounts already recognized may be material. If so, you should either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5 for guidance.
     Response:
The Company does not believe that, with respect to any pending legal matters or environmental matters, it is reasonably possible that a loss exceeding amounts already recognized may be material. We will include disclosure to this effect in future quarterly and annual filings.
     Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
     Summary of Critical Accounting Policies and Estimates, page 33
10.	We note net sales for the quarter ended March 31, 2009, declined 28.5% and net loss increased by 21.8% as compared to the same period in 2008 and the need for

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July 21, 2009

further restructuring of your manufacturing operations. In light of these negative factors please tell us whether you tested your intangible assets (both subject to and not subject to amortization) for impairment. If not, please tell us the negative factors management has identified as impairment triggers that would necessitate impairment testing.
     Response:
As stated in the Company’s Summary of Significant Accounting Policies on page 51 of the 2008 Form 10-K, in accordance with SFAS 142, the Company assesses the recoverability of goodwill and other intangible assets with indefinite lives annually, as of October 1, or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. The Company reviews other long lived assets whenever events or changes in circumstances indicate the carrying amount of the related asset may not be recoverable.
The Company performed its annual test of indefinite lived intangible assets as of October 1, 2008 and determined that a trade name intangible asset associated with its protective packaging business was impaired, due to near-term reduced sales levels. The Company also recorded a non-cash goodwill impairment charge in the fourth quarter of 2008.
In performing our annual impairment testing for 2008, performed as of October 1, the Company considered the current economic environment, including significant declines in near term future sales. Although the fourth quarter of 2008 and the first quarter of 2009 experienced significant decline in sales due to the adverse changes in the global economic environment, the declines were consistent with the forecasts used for our annual impairment assessment as of October 1, 2008. The Company did not note any new developments in these periods that would have a material impact on the valuations as of October 1, 2008 or require an interim impairment assessment of the Company’s intangible assets as of March 31, 2009. Further, the Company did not identify any factors that would have significant impacts on its medium to long term financial outlook for any of its reporting units. The Company did not identify any new developments or conditions that would indicate potential new considerations for impairment of indefinite or definite long-lived assets as of March 31, 2009.
The additional restructuring initiatives that are referred to on page 22 of Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s March 31, 2009 Form 10-Q, represent the Company’s continued efforts to reduce its overall cost structure and are driven primarily by our continued focus on driving increased synergies within our various businesses. As such, these activities do not represent factors or developments that are indicative of impairment of long lived assets.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in

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July 21, 2009

any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact Keith LaVanway, our Chief Financial Officer, at 847-597-9353.

Sincerely, /s/ Michael T. McDonnell Name: Michael T. McDonnell Title: President and Chief Executive Officer